MORGAN STANLEY UTILITIES FUND

1221 Avenue of the Americas

New York, NY 10020

April 27, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:               Larry Greene, Division of Investment Management

Re:	Morgan Stanley Utilities Fund
(File Nos. 33-18983 and 811-5415)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Utilities Fund (the “Fund”) filed with the Securities and Exchange Commission on February 26, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 28  to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 27, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                               Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.        This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.                               Please indicate whether the Fund is current with its 40-17G filings.

Response 2.         The Fund is current with such filings.

COMMENTS TO THE PROSPECTUS

Comment 3.                               In the “Principal Investment Strategies” section, it states that the Fund may invest in companies involved in “computers, the Internet and Internet related services, and other new or emerging technologies.”  Does this include biotech companies? If these investments include biotech companies, please supplementally explain how biotech companies fall within the definition of “utilities” and if such biotech investments are proper in light of the Fund’s name.

Response 3.         The Fund does not invest in biotech companies as part of its principal investment strategies.

Comment 4.                               Please confirm whether the Fund’s ability to invest the remaining 20% of its assets in “securities of companies not engaged in the utilities industry, U.S. Government securities issued, or guaranteed as to principal and interest, by the U.S. Government or its agencies or instrumentalities and real estate investment trusts” is a principal investment strategy of the Fund.

Response 4.         Investments in such securities are not principal investment strategies of the Fund, which is why we have included a discussion of these investments under the “Additional Investment Strategy Information” section and included related risk disclosure under the “Additional Risk Information” section.

Comment 5.                               In the “Principal Risks – Utilities Industry” section, confirm whether these risks apply to the types of companies referenced in Comment 3 above.

Response 5.         As noted in Comment 3 above, the Fund’s principal investment strategies do not include investments in securities of biotech companies, so risk disclosure for these type of investments is not necessary.

Comment 6.                               In the “Principal Risks – Foreign Securities” section, if the Fund invests in emerging markets securities, please include the relevant risk disclosure.

Response 6.         Although the Fund is permitted to invest in emerging market securities, investment in such securities is not a principal investment strategy of the Fund.  Therefore, the risk disclosure relating to investments in emerging market securities is included in the Fund’s Statement of Additional Information.

Comment 7.                               In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 7.          We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE SAI

Comment 8.                               With regard to non-fundamental investment restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 8.          The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810.  Thank you.

Sincerely,

/s/ Eric Griffith

Eric Griffith